

Mail Stop 4628

July 13, 2017

Howard Guild
Chief Accounting Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe
Houston, TX 77056

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed January 25, 2017**
> **Response letter dated May 17, 2017**
> **File No. 1-04601**

Dear Mr. Guild:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 21

1.   We note your response to prior comment number one from our letter dated May 5, 2017. Given the nature and impact of the estimates and assumptions surrounding your assessment of the collectability of your accounts receivable, expand the discussion in the critical accounting policies and estimates section of your filing to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your accounting for accounts receivable and the related allowance for doubtful accounts.

Your expanded disclosure should specifically address amounts due from Venezuela and Ecuador and contain information similar to that provided in your response. Your expanded disclosure should also address, to the extent material, such factors as how you arrived at your estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past, and whether the estimates are reasonably likely to change in the future. See Section V of Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 36

Note 3. Charges and Credits, page 39

2.   We note your response to prior comment number four from our letter dated May 5, 2017. Rule 5-03(b)(2) of Regulation S-X requires you to disclose cost of products sold. In view of this requirement, and given that the write-up of the acquired inventory represents a component of the GAAP cost to you of that inventory, we do not see a basis for reporting this amount outside of cost of sales. Accordingly, revise your presentation to report the amortization of the write-up of the acquired inventory as part of cost of sales.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources